EXHIBIT 99.2

Rio Tinto

Notice to ASX/LSE

Rio Tinto plc annual general meeting

3 April 2025

The annual general meeting of Rio Tinto plc was held on 3 April 2025.

The Resolutions 20 to 23 (inclusive) were proposed to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll are set out below.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 19 (inclusive) and Resolution 24 of the Rio Tinto plc annual general meeting fall into this category. In accordance with Rio Tinto's usual practice for joint decision matters, the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 1 May 2025, once voting on these resolutions has been concluded.

The addresses given by the Chair and Chief Executive are available at www.riotinto.com/agm.

Resolutions	For / discretion (number of votes)	% for / discretion	Against (number of votes)	Total votes validly cast	% of issued share capital voted	Withheld*
20. General authority to allot shares	874,962,881	97.22	24,999,932	899,962,813	71.77%	2,046,157
21. Disapplication of pre-emption rights	894,753,496	99.53	4,239,858	898,993,354	71.69%	3,014,919
22. Authority to purchase Rio Tinto plc shares	711,804,446	79.08	188,310,626	900,115,072	71.78%	1,894,892
23. Notice period for general meetings other than annual general meetings	867,091,016	96.33	33,023,751	900,114,767	71.78%	1,895,195

* It should be noted that a vote 'withheld' is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 8pm on 2 April 2025, being the time at which a shareholder had to be registered in the Company's register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,255,960,289 (excluding Treasury shares 1,253,972,387).

Notice to ASX/LSE The Company notes that Resolution 22 ‘Authority to purchase Rio Tinto plc shares’ was passed with less than 80% of votes in favour. Shining Prospect (a subsidiary of the Aluminium Corporation of China “Chinalco”) voted against Resolution 22. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of over 14% given its non-participation in the Company’s significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto. In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com 0BMedia Relations, 1BUnited Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 2BMedia Relations, 3BAustralia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 4BMedia Relations, 5BCanada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 6BMedia Relations, 7BUS Jesse Riseborough M +1 202 394 9480 8BInvestor Relations, 9BUnited Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 10BInvestor Relations, 11BAustralia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 12BRio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 13BRio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com